Exhibit 99.2

April 7, 2017

Board of Directors

Ponce Bank Mutual Holding Company

PDL Community Bancorp

Ponce De Leon Federal Bank

2244 Westchester Avenue

Bronx, New York 10462

Re:	Plan of Reorganization and Stock Issuance Plan

Ponce Bank Mutual Holding Company

PDL Community Bancorp

Ponce De Leon Federal Bank

Members of the Board of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Reorganization and Stock Issuance Plan (the “Reorganization”) adopted by the Board of Directors of Ponce De Leon Federal Bank, a federally chartered mutual savings association (the “Bank”). The Reorganization provides for the reorganization of the Bank into a mutual holding company form of organization with a mid-tier holding company, PDL Community Bancorp, a federal corporation (the “Company”), and the offer for sale a minority of the Company’s common stock. Pursuant to the Reorganization, when the stock offering is completed purchasers in the stock and shares contributed to the Foundation will own up to 49.9% of the common stock and Ponce Bank Mutual Holding Company will own the remaining majority of the Company’s outstanding shares of common stock.

We understand that in accordance with the Reorganization, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans including the Bank’s employee stock ownership plan (the “ESOP”); (3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community and syndicated community offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as an ascertainable factual matter:

(1)	the subscription rights will have no market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

Washington Headquarters
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www.rpfinancial.com	E-Mail: mail@rpfinancial.com